Exhibit 99.1

Contact:	Bohn H. Crain Chief Executive Officer Radiant Logistics, Inc. (425) 943-4599

 RADIANT POSTS 45% GROWTH WITH ADJUSTED EBITDA OF $1,540,000 FOR
THE FISCAL THIRD QUARTER ENDED MARCH 31, 2011

Provides Upward Guidance from $5,500,000 to $6,750,000 in Adjusted EBITDA for
FYE June 30, 2011

BELLEVUE, WA, May 16, 2011 – Radiant Logistics, Inc. (OTC QB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and nine months ended March 31, 2011.

For the three months ended March 31, 2011, Radiant reported net income of $771,000 on $42.0 million of revenues, or $0.03 per basic and $0.02 per fully diluted share.  For the three months ended March 31, 2010, Radiant reported net income of $449,000 on $32.9 million of revenues, or $0.01 per basic and fully diluted share, including a $395,000 benefit resulting from a refund of state business and occupancy taxes.

For the nine months ended March 31, 2011, Radiant reported net income of $2,270,000 on $132.9 million of revenues, or $0.07 per basic and fully diluted share, including a charge on litigation settlement of $150,000.  For the nine months ended March 31, 2010, Radiant reported net income of $1,114,000 on $106.0 million of revenues, or $0.03 per basic and fully diluted share, including a $395,000 benefit resulting from a refund of state business and occupancy taxes and a $355,000 gain on litigation settlement.

In December of 2010, the Company recorded a charge of $150,000 in connection with the settlement of a dispute with one of its competitors related to the 2007 departure of the competitor’s then Chicago operation. By agreement among the parties, without admission of any wrong doing on the part of the Company and with affirmation of the parties’ right to freely compete in the marketplace, the Company agreed to make a $150,000 donation to a mutually agreeable IRC 503(c) charitable organization.  Neither the Company nor its competitor received any payment in connection with the settlement.

In December 2009, the Company recorded a gain of $355,000 in connection with the favorable settlement of a dispute with the former owner of Adcom Worldwide related to the calculation and payment of working capital and certain related post-closing items.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding non-recurring items and non-cash share-based compensation, of $1,540,000 for the three months ended March 31, 2011, compared to adjusted EBITDA of $1,065,000 for the comparable prior year period.

The Company also reported adjusted EBITDA, excluding non-recurring items and non-cash share-based compensation, of $4,921,000 for the nine months ended March 31, 2011 compared to adjusted EBITDA of $2,815,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

"We remain very pleased with the continuing positive trend in our overall operating results," said Bohn Crain, Chairman and CEO. "For the quarter ended March 31, 2011, our revenues increased 27.9% to $42.0 million as compared to $32.9 million for the comparable prior year period.  Net transportation revenues also increased 26.0% to $13.0 million as compared to $10.3 million for the comparable prior year period.  This improvement was a direct result of the improving economy and resurgence of our domestic and international transportation services.  Our personnel and general administrative costs when measured as a function of our net revenues also continue to reflect a positive trend surrounding our controllable costs. As a percentage of net revenues, our personnel costs decreased from 14.0% to 12.1%. Our selling, general and administrative costs (after giving effect for the non-recurring $395,000 business and occupancy tax refund we received in the comparable prior year period), as a percentage of net revenues, decreased from 10.0% to 8.0%. We remain encouraged by these trends, the leverage of our scalable non-asset based business model and the anticipated margin expansion available to us as we continue to execute our growth strategy."

Crain concluded, "As we look forward to the balance of our fiscal year ending June 30, 2011, we are updating our prior guidance and expect to generate approximately $6.75 million in adjusted EBITDA on $200.0 million in annual revenues.  At this point we are now focusing on the integration of our recent acquisition of Distribution By Air ("DBA") and what we can expect for our upcoming fiscal year commencing July 1, 2011 and ending June 30, 2012. We have already made significant progress in migrating DBA’s largest offices to the Radiant operating platform and are on track to have fully transitioned all the DBA locations by June 1, 2011. The fact that we are on pace to transition DBA’s approximately $90.0 million of business to our platform in under 60 days from the original closing of the transaction is a real testament to the quality of the people at DBA and the strength of the people, process and technology we have in place at Radiant to support our growth. We are reaffirming our guidance for our fiscal year ending June 30, 2012, of $9.0 million in adjusted EBITDA on $285.0 million in annual revenues. On a run-rate basis, we are projecting $10.0 million in adjusted EBITDA for our fiscal year ending June 30, 2012 because of approximately $1.0 million in non-recurring labor costs we will incur through December 31, 2011 as we wind-down the legacy back-office operation in DBA in Somerset, New Jersey. This guidance is before considering the impact of any further acquisition opportunities that we may complete over the course of fiscal 2012. On the acquisition front, we continue to opportunistically pursue acquisition opportunities and through this process we have identified and are in conversations with a select number of potential partners that could further complement our platform.  I look forward to updating you on our progress in the coming months as these opportunities continue to develop."

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, goodwill impairment and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  Adjusted EBITDA is a non-GAAP measure of income.  A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the three and nine months ended March 31, 2011 and 2010 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2011	2010	2011	2010

Net income	$771	$449	$2,270	$1,114

Net interest expense	28	21	100	104
Income tax expense	472	511	1,392	919
Depreciation and amortization	253	386	905	1,182

EBITDA	1,524	1,367	4,667	3,319
Share-based compensation and other non-cash charges	16	93	104	246
Refund of Business & Occupancy tax (including interest)	-	(395)		(395)
(Gain) or loss on litigation settlement	-	-	150	(355)

Adjusted EBITDA	$1,540	$1,065	$4,921	$2,815

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States. A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the fiscal year ending June 30, 2011 is shown below:

Financial Outlook

(Amounts in 000’s)	Outlook Fiscal Year Ended	Outlook Fiscal Year Ended	Actual Fiscal Year Ended
	June 30, 2012	June 30, 2011	June 30, 2010

Net income	$3,410	$2,983	$1,959

Net interest expense	802	285	135
Income tax expense	2,090	1,828	1,093
Depreciation and amortization	2,048	1,372	1,598

EBITDA	8,350	6,468	4,785

Stock-based compensation and other non-cash charges	150	132	315
Severance Costs	500	-	-
Gain on extinguishment of debt	-	-	(135)
Business & Occupancy tax refund	-	-	(364)
(Gain) loss on litigation settlement	-	150	(355)

Adjusted EBITDA	$9,000	$6,750	$4,246

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Monday, May 16, 2011 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 366738.

About Radiant Logistics (OTC QB: RLGT)
Radiant Logistics (www.radiantdelivers.com) is a non-asset based third-party transportation & logistics provider with complete global reach, as well as one of the largest and fastest growing networks in North America.  The company delivers world-class transportation, logistics and information solutions to its customers, as well as growth, liquidity, and ongoing support for its strategic operating partners.  Operating a network of over 100 company-owned and exclusive agent offices under the Airgroup, Adcom Worldwide, Distribution By Air and Radiant brands, the company services a diversified account base that includes manufacturers, distributors and government agencies, using a network of independent carriers and international agents positioned strategically around the world.

For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expects," "intends," "plans," "projects," "estimates," "anticipates," or "believes" or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use our current infrastructure as a "platform" upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; as well as those risk factors disclosed in Item 1A of our Report on Form 10 K for the year ended June 30, 2010 other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiantdelivers.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	March 31, 2011	June 30, 2010
ASSETS
Current assets -
Cash and cash equivalents	$60,708	$682,108
Accounts receivable, net of allowance
of $489,156 and $626,401 respectively	23,360,832	21,442,023
Current portion of employee loan receivable	16,095	13,100
Current portion of station and other receivables	95,398	195,289
Prepaid expenses and other current assets	916,325	1,104,211
Deferred tax asset	351,345	402,428
Total current assets	24,800,703	23,839,159

Furniture and equipment, net	865,783	881,416

Acquired intangibles, net	1,359,089	2,019,757
Goodwill	1,011,310	982,788
Employee loan receivable, net of current portion	40,550	38,000
Station and other receivables, net of current portion	126,627	151,160
Investment in real estate	40,000	40,000
Deposits and other assets	205,652	153,116
Deferred tax asset – long term	188,202	106,023
Total long term assets	2,971,430	3,490,844
Total assets	$28,637,916	$28,211,419

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Accounts payable and accrued transportation costs	17,148,507	16,004,814
Commissions payable	2,306,229	2,119,503
Other accrued costs	761,926	538,854
Income taxes payable	90,980	76,309
Due to former Adcom shareholder	33,708	603,205
Other current liabilities	75,000	-
Total current liabilities	20,416,350	19,342,685

Long term debt	4,611,011	7,641,021
Deferred tax liability	659,084	439,905
Total long term liabilities	5,270,095	8,080,926
Total liabilities	25,686,445	27,423,611

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: March 31, 2011 – 30,514,759; June 30, 2010 – 31,273,461	16,889	16,157
Additional paid-in capital	8,461,581	8,108,239
Treasury stock, at cost, 4,919,239 and 3,428,499 shares, respectively	(1,407,455)	(936,190)
Retained deficit	(4,197,019)	(6,466,946)
Total Radiant Logistics, Inc. stockholders’ equity	2,873,996	721,260
Non-controlling interest	77,475	66,548
Total stockholders’ equity	2,951,471	787,808
Total liabilities and stockholders’ equity	$28,637,916	$28,211,419

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MARCH 31,		MARCH 31,
	2011	2010	2011	2010

Revenue	$42,030,290	$32,863,624	$132,888,167	$106,007,803
Cost of transportation	29,005,131	22,522,506	91,562,255	73,613,523
Net revenues	13,025,159	10,341,118	41,325,912	32,394,280

Agent commissions	8,847,029	7,104,883	28,529,680	22,398,448
Personnel costs	1,576,766	1,448,374	4,695,194	4,402,236
Selling, general and administrative expenses	1,099,705	551,139	3,303,122	2,800,572
Depreciation and amortization	253,657	386,145	905,723	1,181,862
Total operating expenses	11,777,157	9,490,541	37,433,719	30,783,118

Income from operations	1,248,002	850,577	3,892,193	1,611,162

Other income (expense):
Interest income	4,605	35,130	16,044	38,403
Interest expense	(32,632)	(56,404)	(117,053)	(142,195)
Other	49,218	155,406	138,911	254,171
Gain (loss) on litigation settlement	-	-	(150,000)	354,670
Total other income (expense)	21,191	134,132	(112,098)	505,049

Income before income tax expense	1,269,193	984,709	3,780,095	2,116,211

Income tax expense	(472,379)	(511,050)	(1,391,241)	(918,715)

Net income	796,814	473,659	2,388,854	1,197,496

Less: Net income attributable to non-controlling interest	(26,095)	(24,551)	(118,927)	(83,229)

Net income attributable to Radiant Logistics, Inc.	$770,719	$449,108	$2,269,927	$1,114,267

Net income per common share – basic	$0.03	$0.01	$0.07	$0.03
Net income per common share – diluted	$0.02	$0.01	$0.07	$0.03

Weighted average shares outstanding:
Basic shares	30,514,759	32,391,859	30,368,446	32,767,213
Diluted shares	32,719,945	32,533,794	31,542,327	32,937,774

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MARCH 31,		MARCH 31,
	2011	2010	2011	2010

Adjusted EBITDA	$1,541,087	$1,065,607	$4,921,865	$2,815,714

Stock-based compensation and other non-cash charges	(16,305)	(92,775)	(103,965)	(246,493)
Refund of Business & Occupancy tax (including interest)	-	394,745	-	394,745
Gain (loss) on litigation settlement	-	-	(150,000)	354,668

EBITDA	1,524,782	1,367,577	4,667,900	3,318,634

Depreciation and amortization	(253,657)	(386,145)	(905,723)	(1,181,861)
Interest expense, net	(28,027)	(21,274)	(101,009)	(103,791)
Income tax expense	(472,379)	(511,050)	(1,391,241)	(918,715)

Net income	770,719	449,108	2,269,927	1,114,267

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:

Non-cash compensation expense (stock options)	14,793	54,938	95,564	163,842
Amortization of intangibles	167,093	283,654	660,668	875,632
Deferred income tax benefit	(32,089)	(167,572)	(31,096)	(429,104)
Depreciation and leasehold amortization	86,564	102,491	245,055	306,230
Loss (gain) on litigation settlement	-	-	150,000	(354,670)
Change in non-controlling interest of subsidiaries	26,095	24,551	118,927	83,229
Loss on disposal of assets	-	-	11,931	-
Provision for (recovery of) doubtful accounts	14,898	(155,238)	(137,245)	(11,630)

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	407,344	3,325,168	(1,781,564)	(1,111,488)
Employee receivables	(9,118)	(10,067)	(5,545)	43,100
Station and other receivables	24,848	(559,519)	124,424	(393,945)
Prepaid expenses and other assets	835,069	(19,964)	135,350	(100,055)
Checks issued in excess of funds	-	44,148	-	44,148
Accounts payable & accrued transportation costs	(874,746)	(2,579,014)	1,143,693	(195,800)
Commissions payable	340,723	279,458	186,726	99,513
Other accrued costs	77,130	24,257	223,072	(148,412)
Other long term liabilities	48,060	23,544	144,179	23,544
Income taxes payable	(121,430)	276,612	14,671	276,612
Income tax deposit	-	31,518	-	535,074
Due to former Adcom shareholder	-	(20,834)	-	(20,834)
Total adjustments	1,005,234	958,131	1,298,810	(315,014)

Net cash provided by (used) for operating activities	$1,775,953	$1,407,239	$3,568,737	$(799,253)